Exhibit 99.2

Patria Investments Limited
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman
KY1-1104
Cayman Islands

PROXY STATEMENT

General

The board of directors of Patria Investments Limited (the “Company” “us” or “we”) is soliciting proxies for the Annual General Meeting of shareholders (the “AGM”) of the Company to be held on October 26, 2026 at 3:00 p.m. (Eastern Time). The AGM will be held virtually and at the offices of Patria Investments Limited located at 60 Nexus Way, Camana Bay, 4th Floor, KY1-9006, Grand Cayman, Cayman Islands.

The AGM will be held in accordance with Cayman Islands law and the amended and restated memorandum and articles of association of the Company and in a virtual form. You will be able to attend the AGM online by visiting https://meetnow.global/MG7JSS9. You also will be able to vote your shares online by attending the AGM by webcast. To participate in the AGM, you will need to review the information included on proxy or in the instructions that accompanied your proxy materials. The details of how to participate virtually at the AGM are also set out in the accompanying proxy card.

On or about October 5, 2026, we first mailed to our shareholders the proxy materials, including the proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the shareholders section of Patria’s website at https://ir.patria.com/financials-filings/sec-filings and on the SEC’s website at www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A Common Shares (the “Class A Common Shares”) and Class B Common Shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as of the close of business (Eastern Time) on September 22, 2026, (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless registered as a shareholder of the Company on the Record Date.

As of the close of business (Eastern Time) on the Record Date, 163,950,267 Common Shares were issued and outstanding, including 71,004,837 Class A Common Shares and 92,945,430 Class B Common Shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business (Eastern Time) on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business (Eastern Time) on the Record Date is entitled to ten votes at the AGM. Each ordinary resolution to be put to the vote at the AGM will be approved by a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM.

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on October 25, 2026, to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Computershare Inc. (“Computershare”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be sent to you by Computershare. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person, subject to our above request that, if you wish to attend in person, you do so virtually. If you own Common Shares of record and you do not vote by proxy or in person at the AGM, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the AGM and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at PatriaShareholderRelations@patria.com, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on October 25, 2026.

PROPOSAL 1:

APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

The Company seeks shareholder approval and ratification of the Company’s 2025 audited consolidated financial statements (the “Audited Accounts”) which have been made available to Shareholders for the purpose of the AGM, which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2025. A copy of the Company’s Audited Accounts is available on the Company’s website at https://ir.patria.com/.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

The full text of the resolution is as follows:

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“RESOLVED, as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended 31 December 2025, which have been made available to the Shareholders for the purpose of the AGM be approved and ratified.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025.

PROPOSAL 2:

APPROVAL of the appointment of Alfonso Duval as Director

The Company seeks shareholder approval for the appointment of Alfonso Duval as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company. On June 12, 2026, Alfonso Duval was appointed by the Board as an interim Board member, with his term expiring at the commencement of the AGM. A copy of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 is available on the Company’s website at https://ir.patria.com/financials-filings/sec-filings.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

The full text of the resolution is as follows:

“RESOLVED, as an ordinary resolution, that Alfonso Duval be appointed as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL of the appointment of ALFONSO DUVAL as Director.

PROPOSAL 3:

APPROVAL of the appointment of Ana Russo as Director

The Company seeks shareholder approval for the appointment of Ana Russo as a member of the Board of Directors of the Company, to serve on the Board until the earlier of her vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company. On September 3, 2026, Ana Russo was appointed by the Board as an interim Board member, with her term expiring at the commencement of the AGM. A copy of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 is available on the Company’s website at https://ir.patria.com/financials-filings/sec-filings.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

The full text of the resolution is as follows:

“RESOLVED, as an ordinary resolution, that Ana Russo be appointed as a member of the Board of Directors of the Company, to serve on the Board until the earlier of her vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL of the appointment of Ana Russo as Director.

PROPOSAL 4:

APPROVAL of the appointment of Andre Sales as Director

The Company seeks shareholder approval for the appointment of Andre Sales as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company. A copy of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 is available on the Company’s website at https://ir.patria.com/financials-filings/sec-filings.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

The full text of the resolution is as follows:

“RESOLVED, as an ordinary resolution, that Andre Sales be appointed as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL of the appointment of Andre Sales as Director.

COMPANY INFORMATION

A copy of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, along with a copy of this proxy statement can be accessed, free of charge, on the shareholders section of Patria’s website at https://ir.patria.com/financials-filings/sec-filings and on the SEC’s website at www.sec.gov.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors

Dated: October 5, 2026

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